February 27, 2009

VIA EDGAR

Mr. Milwood Hobbs

Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 30, 2008

Filed October 28, 2008

Definitive Proxy Statement on Schedule 14A

Filed December 12, 2008

File No. 001-06807

Dear Mr. Hobbs:

Set forth below are the responses of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff of the United States Securities and Exchange Commission dated February 2, 2009 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended August 30, 2008, filed October 28, 2008 (the “Form 10-K”), and Definitive Proxy Statement on Schedule 14A filed December 12, 2008 (the “Proxy Statement”), referenced above.

General

1.	With the exception of comment 16 below, which requires an amendment of your Form 10-K for the fiscal year ended August 30, 2008, where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

COMPANY RESPONSE:

Where additional disclosures are requested, we have included in our responses below examples of the revised disclosures. We will include these additional disclosures in our future filings, as applicable.

Mr. Milwood Hobbs

February 27, 2009

2.	We note that your website includes a “Safe Harbor Disclaimer” that investors must accept before proceeding to the investor portion of the website. Please remove the requirement that investors agree to the terms of the disclaimer or confirm that the disclaimer is not intended to constitute a waiver of an investor’s rights under the federal securities laws. Please refer to section 29(a) of the Securities Exchange Act of 1934 and section 14 of the Securities Act of 1933.

COMPANY RESPONSE:

To avoid any misunderstanding we have replaced the “Accept” and “Decline” options with a “Continue” option on our website. This will confirm that the disclaimer is not intended to constitute a waiver of an investor’s rights under the federal securities laws.

Annual Report on Form 10-K for Fiscal Year Ended August 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 18

3.	We note your disclosures under the heading “Fiscal 2008 Overview” on page 18 that the difficult economic environment faced by your customers, including higher energy prices and inflationary pressures, contributed to the low single-digit comparable store sales growth. We also note your belief in the disclosures under the heading “Fiscal 2009 Outlook” on page 19 that lower markdowns, global sourcing and improved inventory shrinkage could offset much of the pressure on cost of sales. In this regard, please provide investors better insights in your discussions of these internal and external factors and whether these are known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

COMPANY RESPONSE:

Item 303(a)(3)(ii) of Regulation S-K states that the MD&A discussion should include a description of any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In our disclosure we noted that we believe the difficult economic environment faced by our customers, including higher energy prices and inflationary pressures, contributed to the low single-digit comparable store sales growth during fiscal 2008. These are known trends that we feel had a material negative impact on comparable store sales growth and are addressed as such in our MD&A discussion. Therefore, we believe that our disclosure specifically addresses Item 303(a)(3)(ii). The second statement regarding our belief that lower markdowns, global sourcing and improved inventory shrinkage could offset much of the pressure on cost of sales is based on our plans for fiscal 2009 and is not a known trend. This disclosure will be revised in future filings, as applicable, to clarify that this is not a known trend and instead represents our future plans/expectations, consistent with the sample disclosure below.

Mr. Milwood Hobbs

February 27, 2009

We plan to offset much of the pressure on cost of sales during fiscal 2009 through our continued focus on inventory productivity and our global sourcing efforts, which we expect will result in lower markdowns and inventory shrinkage and improvements in purchase costs.

Results of Operations, page 20

Net Sales, page 20

4.	We note your net sales discussion comparing fiscal year 2008 net sales figures to those of fiscal year 2007. However, we believe you should expand to provide a discussion comparing fiscal year 2007 net sales figures to those of fiscal year 2006 as well. Please confirm to us that you will provide two years’ discussion in future filings. Refer to Item 303 of Regulation S-K.

COMPANY RESPONSE:

In our disclosure, we state that our net sales in fiscal 2008 were $7.0 billion, an increase of approximately 2.2% ($149.3 million), as compared with an increase of approximately 6.9% ($439.5 million) in fiscal 2007. We go on to say that the increases in both years were due to increases in comparable store sales (1.2% in fiscal 2008 and 0.9% in fiscal 2007) and new stores opened as part of our store growth program, and that net sales during fiscal 2008 were negatively impacted by the loss of one week during the reporting period (due to the extra week in fiscal 2007). The 6.9% net sales increase in fiscal 2007 and the 0.9% comparable stores sales increase in fiscal 2007 are both in comparison to fiscal 2006. Accordingly, we believe we have complied with Item 303 of Regulation S-K. In future filings, we will change our net sales disclosure to clearly indicate the base year that is being compared against.

5.	We note your disclosure that the calculation of comparable store sales performance reflects stores open for 13 months, but we also note that you continue to have during each reporting period a reasonable number of store relocations and store renovations. Please expand your disclosure to identify the stores included in your calculation of comparable store sales performance and clarify how you have treated relocated and renovated stores in the calculations for all periods presented.

COMPANY RESPONSE:

Stores that have been relocated or renovated during the year are included in the comparable store sales calculation to the extent that they had sales during comparable weeks in each year. The rule that stores must be open for more than 13 months applies to new stores. In future filings, we will expand our disclosure as noted below to clarify the treatment.

Mr. Milwood Hobbs

February 27, 2009

Comparable store sales include stores that have been open more than 13 months. Stores that have been renovated, relocated, or expanded are included in the comparable store sales calculation to the extent that they had sales during comparable weeks in each year.

6.	Please quantify the impact on net sales of the additional week in fiscal 2007 so that investors can better understand your comparison of the performance in fiscal 2008. See Item 303(a)(3) of Regulation S-K.

COMPANY RESPONSE:

The additional week was approximately 2% of net sales in fiscal 2007. In future filings, we will disclose the impact of the additional week on net sales, as applicable.

7.	Your disclosures under this heading and under the heading “Fiscal 2008 Overview” on page 18 state that sales of consumables have increased due to the implementation in the prior year of your Food Strategy in 5,600 stores as of August 30, 2008. Given your disclosure that an increase in consumables is related to this program, please quantify and disclose the impact so that investors can better understand the effect of this program.

COMPANY RESPONSE:

Sales of food were the primary driver of the increase in consumable sales during fiscal 2008 and we believe the Food Strategy was the primary driver of the increase of sales of food. However, there are other factors that make it difficult to accurately quantify the impact from the Food Strategy, standing alone. For example, we believe that the difficult economic environment faced by our customers also contributed to the increase in food/consumables as our customers spent less on discretionary merchandise. We believe that the MD&A discussion describing the reasons for the changes, along with the consumable sales changes disclosed in Note 13 and in Part I, Item 1 of the Form 10-K, appropriately address the increase in sales of consumables and the reasons therefore.

Liquidity and Capital Resources, page 22

Contractual Obligations, page 23

8.	Please explain to us and disclose the nature of and the reason for your obligation relating to the $15.9 million for minimum royalty payments.

COMPANY RESPONSE:

In future filings, we will include a footnote to the contractual obligations table stating that the minimum royalty payments relate to an exclusive agreement to sell certain branded merchandise.

Mr. Milwood Hobbs

February 27, 2009

Critical Accounting Policies, page 25

9.	We note your disclosure that there have been no material changes in most of the critical estimates. In order for investors to better understand the significance of the estimates recorded, please quantify and disclose the amounts estimated for each critical accounting policy discussed for all periods presented or cross reference to the estimated amounts disclosed elsewhere in the notes to the financial statements, as appropriate. For example, you did not provide the estimated amount or percentage used for the estimated inventory shrinkage accrual, and we believe you should provide them in Management’s Discussion and Analysis of Financial Condition and Results of Operations, to the extent that they are material. Refer to SEC Release No. 33-8350.

COMPANY RESPONSE:

We currently reference the notes to the financial statements related to Contingent Income Tax Liabilities and Stock-based Compensation Expense. In future filings, as applicable, we will also reference the notes related to Property and Equipment (Note 1 and 3), Contingent Legal Liabilities (Note 8), and Insurance Liabilities (Note 5). There are no estimates related to Merchandise Inventories that can be referenced to the notes. The accrual for estimated inventory shrinkage changes throughout the year based on the trailing twelve-month actual inventory shrinkage rate and, accordingly, does not require management judgment. In the event that we change our methodology for calculating the accrual for estimated inventory shrinkage, we will quantify and disclose the impact.

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 34

Note 1. Description of Business and Summary of Significant Accounting Policies, page 34

Merchandise inventories, page 35

10.	Please expand to disclose your inventory valuation methodologies and how inventory shrinkage is estimated and accrued similar to your disclosures in critical accounting policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 25.

COMPANY RESPONSE:

In future filings, as applicable, we propose to modify our Description of Business and Summary of Significant Accounting Policies as indicated in the sample disclosure below to expand the description of our inventory valuation methodologies.

Mr. Milwood Hobbs

February 27, 2009

Merchandise inventories:

Inventories are valued using the retail method, based on retail prices less mark-on percentages, which approximates the lower of first-in, first-out (FIFO) cost or market. The Company records adjustments to inventory through cost of goods sold when retail price reductions, or markdowns, are taken against on-hand inventory. In addition, management makes estimates and judgments regarding, among other things, initial markups, markdowns, future demand for specific product categories and market conditions, all of which can significantly impact inventory valuation. These estimates and judgments are based on the application of a consistent methodology each period. The Company also estimates inventory losses for damaged, lost or stolen inventory (inventory shrinkage) for the period from the most recent physical inventory to the financial statement date. The accrual for estimated inventory shrinkage is based on the trailing twelve-month actual inventory shrinkage rate.

Note 5. Accrued Liabilities, page 40

11.	Tell us and disclose the nature of the accrued liabilities included in the “Other” line item in this table.

COMPANY RESPONSE:

In future filings, we will include a footnote to the accrued liabilities table stating that the other accrued liabilities consist primarily of store utility accruals, certain store rental accruals, and accrued interest.

12.	Please provide “Schedule II – Valuation and Qualifying Accounts” for the amounts of your self-insurance liabilities. Refer to Rule 5-04 of Regulation S-X.

COMPANY RESPONSE:

We have reviewed Rule 5-04 of Regulation S-X and believe that we have complied with the requirements. We do not have a material allowance for doubtful accounts or LIFO reserve, which we believe are the types of accounts that are required to be disclosed pursuant to Rule 5-04. Our self-insurance liabilities are disclosed in Note 5 along with our other accrued liabilities, and we discuss material changes in our self-insurance liabilities in MD&A. In Part IV of the Form 10-K under the heading “Exhibits and Financial Statement Schedules”, we disclose that all schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements and therefore have been omitted. In light of our Note 5 disclosure, we believe that conclusion to be appropriate.

Mr. Milwood Hobbs

February 27, 2009

Note 8. Commitments and Contingencies, page 43

Litigation, page 44

13.	We note your disclosure that you are currently unable to quantify the impact of the litigation outcome. In order for investors to better understand your disclosures, tell us and disclose in sufficient detail to explain why you are unable to provide an estimate or a range of the reasonable possible loss amounts.

COMPANY RESPONSE:

We have disclosed our accrued liabilities with respect to the Morgan case, which we believe appropriately quantifies the potential impact of the litigation. On the other hand, we cannot at this time quantify the impact that a potential reclassification of some or all of our Store Managers as non-exempt employees would have on our financial position, liquidity or results of operation in future periods. Our disclosure referenced in this comment is intended to indicate that if the Company determines operationally that a reclassification is required, that determination could require us to make significant changes which could have a material impact. In future filings, as applicable, we will clarify the language as follows.

If the Company determines that a reclassification of some or all of its Store Managers as non-exempt employees is required, such action could have a material adverse effect on the Company’s financial position, liquidity or results of operations. At this time, the Company cannot quantify the impact of such a determination.

Note 13. Segment Information, page 49

14.	Please tell us and revise your disclosure to specifically identify your operating segments and provide all of the disclosures as required by paragraph 26(a) of SFAS 131. If you rely on paragraph 17 of SFAS 131 to aggregate your operating segments into one reportable segment, tell us and disclose this fact and the basis for your aggregation. Your response should be in sufficient detail to explain how you comply with paragraph 17 of SFAS 131, as applicable.

COMPANY RESPONSE:

We manage our business on the basis of one operating segment. As a result, we have only one reportable segment. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if certain criteria are met. Since we have only one operating segment, we do not rely on paragraph 17 of SFAS 131 to aggregate operating segments. Our conclusion that we have only one operating segment is based on the following factors:

Mr. Milwood Hobbs

February 27, 2009

•	We have more than 6,500 general merchandise retail discount stores in 44 states, serving the basic needs of customers primarily in the low and lower-middle income brackets;

•	The stores are supported by nine distribution centers and one corporate headquarters;

•	All of the stores operate under the Family Dollar name and are substantially the same in terms of size (7,500 to 9,500 square feet), merchandise, customers, distribution and operations;

•	We do not have any franchised locations, foreign operations or other lines of business; and,

•	Our executive management team is not organized around differences in merchandise or geographic areas and reviews performance on a consolidated basis when making key decisions.

In future filings, we will provide more information, as noted in the sample disclosure below, to highlight our basis for one operating/reportable segment and provide the disclosures required by paragraph 26(a) of SFAS 131.

The Company operates a chain of more than 6,500 general merchandise retail discount stores in 44 states, serving the basic needs of customers primarily in the low and lower-middle income brackets. The stores are supported by nine distribution centers and one corporate headquarters. All of the stores operate under the Family Dollar name and are substantially the same in terms of size, merchandise, customers, distribution and operations. The Company has no franchised locations, foreign operations or other lines of business. The Company manages the business on the basis of one operating segment and therefore has only one reportable segment. See Part I, Item 1 of this Report for more information on the Company’s business.

Exhibit Index, page 56

General

15.	In your proxy statement under the heading “Transactions with Related Persons – Related Party Transactions” on page 47, you disclose information about your payments to a company owned by Eric Lerner, Howard Levine’s brother-in-law. Please file this agreement as an exhibit or explain to us why it is not appropriate to do so.

COMPANY RESPONSE:

The purchases between the Company and Eric Lerner’s company are handled through normal purchase orders. There is no separate agreement between the Company and Eric Lerner or his company pursuant to which such purchases are made. As reflected in the proxy statement, the purchases totaled $0.8 million during fiscal 2008, which we believe is not material, and does not otherwise meet the requirements of Item 601(b)(10) of Regulation S-K for the filing of exhibits.

Mr. Milwood Hobbs

February 27, 2009

Exhibit 24.1, page 58

16.	Exhibit 24, as filed, does not appear to have been signed by your directors. As a result, it appears that the Form 10-K has not been signed by a majority of the directors as required by General Instruction D to Form 10-K. Please file an amended Form 10-K that includes a power of attorney signed by your directors. Please also confirm, if true, that the omission of the signatures was an error in the filing process and that your directors have actually signed the original power of attorney.

COMPANY RESPONSE:

Each of our directors signed an individual power of attorney on or before October 28, 2008, the date of the filing of our Form 10-K. Instead of filing a separate exhibit for each director (8 non-employee directors), we filed the form that was signed by each of the directors to grant the power of attorney. We recognize that this may have caused some confusion and will take steps for future filings to avoid that confusion. The use of the individual power of attorney is not part of the normal practices of Family Dollar and we do not plan to use it in the future. However, with regard to this Form 10-K, since Howard Levine, as attorney-in-fact, had the authority to sign the signature page on behalf of the directors, the Form 10-K was validly signed and filed. Therefore, as discussed, we believe there is no need to amend the Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Overview, page 15

Elements of Executive Compensation, page 18

How does the Company set base salaries for its NEOs, page 18

17.

We note your disclosure in the first paragraph under this heading that you benchmark base salaries at the 50th percentile of companies in the Hay Retail Industry Database. We note similar disclosure regarding Target Bonus under the heading “Why does the Company award an annual cash bonus to executives, and how does the Company determine the amount of the annual cash bonus – Analysis of Fiscal 2008 Target Bonus Program” on page 20. Please identify the companies in the Hay Retail Industry Database. If you are unable to identify the companies, please disclose this fact and explain why. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Mr. Milwood Hobbs

February 27, 2009

COMPANY RESPONSE:

There are 96 companies included in the Hay Retail Industry Database. Due to the large number of companies, we believe that there is adequate diversification, that the companies are appropriately identified by reference to the particular database, and that listing them individually is not appropriate. In future filings, we will disclose the total number of companies included in the Hay Retail Industry Database.

Does the Company award an annual cash bonus to executives, and how does the Company determine the amount of the annual cash bonus, page 19

Analysis of Establishment of Pre-Tax Earnings Goal, page 20

18.	We note the chart you provide on page 21 under this heading that sets forth, as a percentage, the Target Bonus achieved in relation to your pre-tax earnings goals over the last ten fiscal years. We also note your disclosure on page 31 under the heading “Description of Plan-Based Awards – Cash Bonus Awards” of the percentages to be applied to your 2008 pre-tax earning goals to determine the Target Bonus. However, it does not appear that you disclose the actual threshold, target and maximum amounts for your pre-tax earnings goal. To enhance an investor’s understanding of this goal, please disclose the threshold, target and maximum numbers.

COMPANY RESPONSE:

In future filings, as applicable, we will disclose the pre-tax earnings (or other) target goal and reference the target bonus percentage table (on page 32 of the Proxy Statement), which will allow the reader to calculate the Target Bonus percentage payouts at various pre-tax earnings levels, including the minimum (e.g., 85% of goal) and maximum amounts (e.g., 125% of goal), consistent with the sample disclosure below.

For fiscal 2008, our pre-tax earnings target goal was $410.5 million. As reflected in the chart below, the Company’s actual pre-tax earnings of $362.2 million for fiscal 2008 were below the target goal, resulting in a payout of approximately 61% of the Target Bonus. See the Target Bonus percentage table and discussion under the heading “Cash Bonus Awards” on page 32 for more information on the calculation of the Target Bonus and minimum and maximum payout amounts.

Mr. Milwood Hobbs

February 27, 2009

General

In connection with our responses to your comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	It may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 814-3284.

Sincerely,

/s/ C. MARTIN SOWERS
C. MARTIN SOWERS
Senior Vice President – Finance